

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2012

Via E-mail
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

> **Re: Bank of America Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for Quarterly Period Ended June 30, 2012**
> **Filed August 2, 2012**
> **Response Dated May 25, 2012**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filings and your response dated May 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

Mortgage and Housing Market-Related Risk, page 5

1.   We note your response to prior comment 1 of our letter dated May 3, 2012 and continue to believe that risk factor disclosure quantifying the portion of your residential loan portfolio consisting of HELOCs, home equity loans, reverse mortgages and loans in a second-lien or more junior position is appropriate. Please either expand your risk factor titled "Further weaknesses in the U.S. housing market, including home prices, may

adversely affect our consumer portfolios and have a significant adverse effect on our financial condition and results of operations" or include an additional risk factor to include the requested information.

We temporarily suspended our foreclosure sales nationally in 2010 to conduct an assessment…, page 7

2.   We note your response to prior comment 2 of our letter dated May 3, 2012 and note that at June 30, 2012, excluding the Countrywide PCI and fully-insured portfolios, 15% of your residential mortgage loan portfolio is concentrated in Florida and New York and 25% of your home equity loans are concentrated in New York, New Jersey and Florida. Please expand the risk factor discussion to disclose the concentrations in judicial states in the aggregate. Also include the information contained in your response regarding the backlog of foreclosure activity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Complex Accounting Estimates, page 120

Goodwill and Intangible Assets, page 124

3.   We note your response to prior comment 3 of our letter dated May 3, 2012 as well as your disclosure on page 124 that you use the reporting units' allocated equity (which includes economic capital, goodwill and a portion of intangible assets) as a proxy for the carrying amount of equity for each reporting unit in your goodwill impairment tests. Please address the following with respect to your calculation of economic capital:

- Please tell us whether you calculate economic capital on a legal entity basis in addition to at the reporting unit and segment levels. If so, please tell us if the economic capital calculation is greater or less than required regulatory capital, and quantify the average difference. If there have been significant changes in this relationship over the last two years, please describe the reasons for, and the magnitude of, the difference.

- Please clarify whether you estimate a hypothetical regulatory capital requirement at the reporting unit level. If so, please provide us with this information. In addition, please also tell us whether a market participant, in a hypothetical sales transaction to purchase a reporting unit, would require sufficient capital in the reporting unit to meet regulatory requirements.

- In your response, you state that you maintain a capital buffer at the consolidated parent for regulatory capital purposes. Please tell us whether you maintain a similar capital buffer at your regulated subsidiaries. If so, please quantify the average capital

>   buffer amount. Please also discuss your formal policy regarding capital levels, including how the consolidated parent and its subsidiaries meet or exceed regulatory capital minimums.
>
>   - If a capital buffer is necessary at the consolidated parent level, please tell us why a similar capital buffer would not also be needed at the subsidiary or reporting unit level.

4.   We note from your response and the table on page 54 that average allocated equity in your All Other segment was $72.1 billion in 2011. Please quantify the amounts of (a) required capital and (b) excess capital or residual capital that make up the $72.1 billion.

>   - With respect to the excess capital or residual capital amount, please describe the significant assets and liabilities that comprise that equity balance. In your discussion, please describe how those significant assets and liabilities were specifically identified given your approach for determining the carrying value of a reporting unit based on an economic capital calculation.
>
>   - With respect to the significant assets and liabilities that make up the excess capital or residual capital amount, please discuss whether those assets and liabilities meet the criteria in ASC 350-20-35-39 to be assigned to a reporting unit other than "All Other". Please also consider ASC 350-20-35-40 in your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10 – Goodwill and Intangible Assets, page 213

5.   We note your response to prior comment 12 of our letter dated May 3, 2012. In the interest of transparency, please revise your disclosure in future filings to clearly indicate when a qualitative assessment of goodwill impairment is performed, the specific reporting units that were qualitatively assessed for impairment, the triggering events that led to such an assessment, and a discussion of the relevant events and circumstances that were considered in determining whether it was more likely than not that the fair values of the respective reporting units were less than their carrying amounts.

6.   As a related matter, please revise your future filings to ensure that disclosures regarding the carrying values and fair values of your reporting units in the aggregate are provided on a consistent basis. For example, with respect to your disclosure on page 124 that the aggregate fair value of your reporting units was $210.2 billion at June 30, 2011, please clarify that this represents the fair values of only those reporting units with assigned goodwill and disclose the aggregate carrying value of these reporting units on the same basis.

Form 10-Q for Quarterly Period Ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Performance Overview, page 7

7.   We note that your provision for credit losses was $1.9 billion and $3.5 billion lower than net charge-offs for the three and six months ended June 30, 2012, resulting in a reduction in your allowance for credit losses which you attribute to improved trends in your home equity and residential mortgage portfolios partially offset by stabilizing portfolio trends in your credit card and core commercial portfolios. These allowance reductions are in addition to the $7.2 billion reduction during the year ended December 31, 2011 and the $6.1 billion reduction during the year ended December 31, 2010.   Given the significance of these reductions, and the fact that you state on page 118 that you expect further reductions in the allowance, excluding the valuation allowance for PCI loans, to continue in the near term, though at a slower pace than 2011, in both your response and your future filings, please provide more granular disclosure of the factors that resulted in the allowance reduction. As part of your discussion, address the following:

- Discuss the positive and negative credit quality trends you considered in determining your allowance for each portfolio and relate this discussion to your disclosure on page 82 concerning the impact that global and national economic uncertainty, home price declines, and regulatory reform continue to have on your credit portfolios.

- Provide further insight into how these economic factors are considered in your allowance and the quantitative effect of this component on your total allowance. For example, we note your disclosure on page 119 that in addition to models derived using historical experience, you also use judgment in considering the effect on probable losses inherent in the portfolios due to the current macroeconomic environment and trends, inherent uncertainty in models and other qualitative factors. Clarify in more detail how this is performed and discuss the types of data that would affect this component the most.

- You also state on page 119 that included in this second component of the allowance are reserves that are maintained to cover uncertainties that affect your estimate of probable losses including domestic and global uncertainty, large single name defaults, significant events which could disrupt financial markets and model imprecision. Provide expanded disclosure discussing the factors that would drive this component higher or lower and provide an indication of the significance of this component. For example, would you expect this amount to be higher or lower in times of improving credit trends versus deteriorating credit trends?

- Tell us whether you have made any changes to the historical loss periods used for any of your products during the past two years. If so, please describe the changes and discuss how these changes affected the qualitative component of the allowance discussed above.

Capital Management – Regulatory Capital, page 68

Regulatory Capital, page 69

8. We note your discussion of your regulatory capital ratios and amounts on pages 69 and 72, as compared to the "minimum required" amounts. Please tell us why you base the "minimum required" calculations on the minimum required for an "adequately capitalized" institution as opposed to the minimum required for a "well capitalized" institution. Additionally, to the extent that you believe it is appropriate to continue to compare your ratios to the minimum required for an "adequately capitalized" institution, please provide additional disclosure indicating that you could be subject to additional restrictions on your business activities or additional regulatory supervisory action should you only be "adequately capitalized." Please refer to ASC 942-505-50-1B.

Regulatory Capital Changes, page 70

9. We note your disclosure on page 71 of certain regulatory capital metrics (e.g., Tier 1 common capital ratio and risk-weighted assets) on a Basel 3 fully-phased in basis as of June 30, 2012. Given that these metrics are not currently required to be disclosed by GAAP, Commission rules or banking regulatory requirements, they would appear to be non-GAAP measures under Item 10 of Regulation S-K. As such, please clearly label these measures as non-GAAP in your future filings and show how such measures have been calculated.

Credit Risk Management, page 82

Table 33 – Home Equity – Key Credit Statistics, page 91

10. We note your disclosure in footnote (2) that beginning in the first quarter of 2012, home equity FICO metrics reflected an updated scoring model, which resulted in the December 31, 2011 refreshed FICO scores below 620 decreasing from 13% of the population on a reported basis to 10% and the refreshed FICO scores for home equity excluding Countrywide Purchased Credit-Impaired Loans decreasing from 12% to 9% as of December 31, 2011. Please describe the change in scoring model in more detail, whether you changed the source of the data, and why only the home equity FICO scoring model was affected.

<u>Table 43 – Nonperforming Consumer Loans and Foreclosed Properties Activity, page 100</u>

11.   Please tell us why the "transfers to foreclosed properties" line item in Table 43 or in Table 52 for commercial loans does not reconcile to the "new foreclosed properties" line item in the foreclosed properties rollforward in the same section. In this regard, we note the "transfers to foreclosed properties" line item has an amount substantially below the "new foreclosed properties" line item for consumer loans, but the opposite is true for the commercial loans in Table 52. Please advise, and revise your disclosures in future filings to clarify the factors that drive this outcome.

<u>Non-U.S. Portfolio, page 114</u>

<u>Table 62 – Selected European Countries, page 117</u>

12.   We refer to footnote (4) which states that your "hedges and credit default protection" column represents unapplied net credit default protection purchased based on the credit default protection notional amount assuming zero recovery adjusted for any fair value receivable or payable.   Please address the following:

- Clarify and consider revising your disclosure in future filings to more clearly discuss how you calculate this amount, what you believe that it represents, and why you believe this presentation is useful to you and investors. Specifically, address how the amount reported differs from fair value and notional amounts, and consider separately quantifying fair value and notional amounts in a footnote to your tabular disclosure.

- Clarify what you mean by "unapplied" net credit default protection. In this regard, we also note your disclosure on page 116 which refers to this credit default protection as "previously unapplied hedges".

- Revise your future filings to clarify whether "net credit default protection" represents CDS protection purchased, net of CDS protection sold and if not, clearly explain how CDS protection sold is reflected in your table. Please also consider revising your future filings to provide supplemental disclosure that shows both the notional amount and fair values of CDS protection purchased and sold by country.

- Clarify whether the column titled "net counterparty exposure" contains any CDS derivatives, or whether they are all reflected in the "hedges and credit default protection" column.

<u>Market Risk Management – Trading Risk Management, page 123</u>

13.   We note that you continually review, evaluate and enhance your VaR model so that it reflects the material risks in your trading portfolio. Please respond to the following and expand your disclosure in future filings as appropriate:

Brian T. Moynihan
Bank of America Corporation
September 4, 2012
Page 7

- Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

- Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

- Discuss the type of risks excluded from your VaR calculation and the reasons why such risks are excluded.

- Tell us whether the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.

- Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

- To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

- Tell us whether any of the stress testing scenarios for the trading portfolio contemplate the exit of certain countries from the Eurozone, a complete break-up of the Eurozone and/or other actions that could lead to redenomination/devaluation risk.

- Given that your VaR models evolve over time, tell us how you consider when disclosure is required under Item 305(a)(4) of Regulation S-K regarding model, assumptions and parameter changes.

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Derivatives, page 146

Derivatives Designated as Accounting Hedges, page 149

14.   We note your tabular disclosure of derivatives designated as fair value hedges and the
        related amounts of hedge ineffectiveness recorded for the periods presented. Please tell
        us why the amount of hedge ineffectiveness was so large for interest rate risk on long-
        term debt for the six months ended June 30, 2012 and 2011. As part of your response,
        please tell us how you determined these hedging relationships are expected to remain
        highly effective.

Derivative Valuation Adjustments, page 155

15.   We note that you record valuation adjustments on derivative instruments to reflect
        counterparty or own credit risk. We also note that you have recorded significant DVA
        losses on derivatives in recent periods as well as negative fair value adjustments on
        structured liabilities and that these valuation adjustments tend to be volatile due to
        tightening/widening of your own credit spreads and changes in counterparty credit
        quality. Please respond to the following:

        •   Revise your future filings to disclose the models and significant assumptions used to
            determine your derivative valuation adjustments.

        •   Provide this same information for own credit risk valuation adjustments on structured
            liabilities. Please specifically consider providing these disclosures within your fair
            value footnote.

        •   Expand your disclosure to discuss the difference between the "gross" and "net"
            amounts shown in the table. As part of your expanded disclosure, please explain why
            the "gross" amount could be positive, but the "net" amount could be negative for
            certain periods.

        •   Please clarify your disclosure regarding how the signs work for derivative assets and
            derivative liabilities. For example, clarify whether a positive amount results in an
            increase or decrease to the derivative liability.

Note 5 – Outstanding Loans and Leases, page 162

Impaired Loans and Troubled Debt Restructurings, page 168

16. We note your disclosure that a loan modified in a TDR that is on accrual status may also be removed from TDR status if it bore a market rate of interest at the time of modification. We also note your response to prior comment 9 of our letter dated May 3, 2012. Please address the following:

- In your response you state that the refinancing of a "TDR designated loan" may be accounted for as a new loan when certain conditions are met. Please confirm that you are referring to situations in which a loan that was previously modified in a TDR is "re-modified".

- Clarify whether such re-modified loans are not considered to be TDRs due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.

- Describe the circumstances under which a loan previously modified in a TDR would be re-modified and describe the types of modifications made under this policy.

- Describe and quantify how often you would re-modify a previously modified TDR. In this regard, we note your disclosure on page 170 that the new TDR disclosures on page 170 include loans that were previously classified as TDRs and were modified again during the period. Clarify whether re-default rates are higher on re-modified loans and disclose whether you have a policy on the number of times a loans could be re-modified.

- Assuming that these loans were already considered to be TDRs with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.

- In your response you state that loans designated as TDRs that are restructured at market rates but do not meet all of the criteria to be accounted for as a new loan, continue to be measured for impairment under ASC 310-10 but are removed from your TDR disclosures if they are no longer considered impaired based on the restructured terms. Please confirm that such loans are only removed from your TDR disclosures after they are reported as such in at least one annual report after the second restructuring. Additionally, clarify the difference in your response where you state you "continue to designate these loans as TDRs" but they have been "removed from [y]our TDR disclosures."

- Please revise your disclosure in future filings to more clearly describe the situations under which a previously-designated TDR may be removed from TDR status and provide quantification of the amounts removed from TDR status, if practicable.

Note 15 – Fair Value Measurements, page 215

Recurring Fair Value, page 216

17. We note that you provide certain quantitative information about transfers between Level 1 and Level 2 in footnote (1) to the table on page 216 as well as information about transfers into and out of Level 3 on pages 218-221. Please revise your future filings to clearly disclose your policy for determining when transfers between levels are recognized (e.g., date of event or change in circumstance, beginning of period, end of period). Refer to ASC 820-10-50-2C.

Quantitative Information about Level 3 Fair Value Measurements, page 226

18. We note that you disclose the significant unobservable inputs used in your Level 3 fair value measurements in addition to the range of such inputs. Given the wide range of inputs in certain cases, please revise your disclosure in future filings to also disclose the weighted average of the significant unobservable inputs reported. Refer to the illustration provided in ASC 820-10-55-103.

19. In those situations where multiple valuation techniques are used in the valuation of certain classes of financial assets or liabilities, please consider quantifying the fair values determined under each model. For example, quantify how much of the $10.2 billion of commercial loans, debt securities and other are valued using a discounted cash flow approach versus market comparable approach.

Note 18 – Mortgage Servicing Rights, page 235

20. We note that the discount rates used in the valuation of your MSRs increased significantly from December 31, 2011 with the discount rate on fixed-rate MSRs increasing from 2.8% to 5.95% and the discount rate on adjustable rate MSRs increasing from 5.61% to 9.12%. We further note your disclosure that during the quarter you refined your OAS assumptions to reflect returns commensurate with a market participant's view, considering current and pending capital rules, including the impact of Basel 3, and other factors. Please provide us with more information regarding the specific OAS assumptions that were refined, how such revised assumptions are

Brian T. Moynihan
Bank of America Corporation
September 4, 2012
Page 11

commensurate with a market participant's view and why these changes led to such large increases in the discount rate used in your MSR valuation.

You may contact Angela Connell at (202) 551-3426 or Stephanie J. Ciboroski (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me (202) 551-3675 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director